Item 77I Deutsche Large Cap Focus Growth
Fund (a series of Deutsche Investment Trust)

The Class B shares of Deutsche Large Cap Focus
Growth Fund were converted to Class A shares effective on or about February 10, 2016. Effective on or about February 12, 2016, the Fund's "Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of the Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.